FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Amended Agreements

Effective January 9, 2014, Quiñenco S.A., Citigroup Inc. (“Citigroup”) and Citibank Overseas Investment Corporation entered into an amendment to the Master Joint Venture Agreement dated July 19, 2007 (the “Framework Partnership Agreement”), and an amendment to the shareholders agreement among Quiñenco S.A., Citigroup Chile S.A. and other shareholders of LQIF dated December 27, 2007 (the “Shareholders Agreement”) (collectively, the “Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the Amendments, Citigroup had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders (subject to a minimum of one permanent director appointed by Citigroup). Pursuant to the Amendments, Citigroup maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

The Amendments are attached hereto as Exhibits 1 and 2.

INCORPORATION BY REFERENCE

The information contained in this current report is hereby incorporated by reference into Banco de Chile’s registration statement filed on Form F-3 (Registration File No. 333-172727) on March 10, 2011 under the Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Description

1	Amendment to Framework Partnership Agreement effective as of January 9, 2014

2	Amendment to Shareholders’ Agreement effective as of January 9, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 14, 2014

Banco de Chile

By:	/s/ Arturo Tagle Q.
Arturo Tagle Q.
CEO

EXHIBIT INDEX

Exhibit No.	Description

1	Amendment to Framework Partnership Agreement effective as of January 9, 2014

2	Amendment to Shareholders’ Agreement effective as of January 9, 2014